Exhibit 12.2
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Media’s ratio of earnings to fixed charges for the periods indicted.

	YEARS ENDED DECEMBER 31,										March 31,
(dollars in thousands)	2004		2005		2006		2007		2008		2009(2)		2008(2)
Net income (loss)	$24,219		$47,470		$45,232		47,001		11,037		(18,951)		(1,363)
Income tax expense (benefit)	11,764		35,488		35,753		38,198		14,914		(8,984)		(1,065)
Fixed charges	116,409		137,889		171,686		224,932		230,078		51,500		57,631

Earnings	152,392		220,847		252,671		310,131		256,029		23,565		55,203

Interest expense, net	64,425		80,345		109,806		158,609		156,716		32,963		40,171
Rent under leases representative of an interest factor (1/3)	51,984		57,544		61,880		66,323		73,362		18,537		17,460
Preferred dividends	0		0		0		0		0		0		0

Fixed Charges	116,409		137,889		171,686		224,932		230,078		51,500		57,631

Ratio of earnings to fixed charges	1.3	x	1.6	x	1.5	x	1.4	x	1.1	x	0.5	x	1.0	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expenses, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the three months ended March 31, 2009 and 2008, earnings were insufficient to cover fixed charges by $27.9 million and $2.4 million, respectively.

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